Mail Stop 4720

October 21, 2009

Kenneth D. DeGiorgio, Esq.
General Counsel
The First American Corporation
1 First American Way
Santa Ana, California 92707-5913

> **Re:** **The First American Corporation**
> **Registration Statement on Form S-4**
> **Filed October 9, 2009**
> **File No. 333-162398**
>
> **Schedule TO-T filed by The First American Corporation**
> **Filed October 9, 2009**

Dear Mr. DeGiorgio

We have limited our review of the above listed filings to those issues we have addressed in our comments below. Where indicated, we think you should revise your filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Please feel free to call us at the telephone numbers listed at the end of this letter.

Form S-4 filed October 9, 2009

1. We note that there are outstanding comments on your Form 10-K for the fiscal year ended December 31, 2008 filed March 2, 2009, and your Schedule TO-T filed October 9, 2009 (contained herein). We will not be in a position to accelerate the effectiveness of your registration statement until all comments on both filings are resolved.

Schedule TO-T filed Oct. 9, 2009

General

2. Although the requirement to deliver a final prospectus has been eliminated under Regulation M-A for exchange offers commenced before effectiveness of the registration statement, offerors still must file a final prospectus. The obligation to file a final prospectus is not satisfied by the filing of an amendment to the registration statement before effectiveness. Please see the Compliance & Disclosure Interpretations-Regulation M-A and Related Rules (Telephone Interpretation Manual Supplement dated July 2001, Section I.E.3) on our website www.sec.gov for more information. Please confirm to us that The First American Corporation will satisfy its obligation to file a final prospectus, after effectiveness, in accordance with the above interpretation.

Selected Financial Information of First American and First Advantage, page 7

3. Please include all the information required by Item 1010(a) and 1010(b) of Regulation M-A. For example, revise to include disclosure of the ratio of earnings to fixed charges for the relevant periods required.

Forward Looking Statements, page 22

4. You disclose, "except as required by law, First American does not undertake to update forward-looking statements..." Please refer to Exchange Act Rule 14d-3(b)(1) which requires that you amend the offer document to reflect a material change in the information previously disclosed. Please confirm your obligation to update any of the forward looking statements consistent with such requirement.

Delivery of First American Shares, page 41

5. We refer you to Exchange Act Rule 14e-1 (c) which requires that you pay the consideration offered or return securities promptly after termination or withdrawal of the offer. Your disclosure, however, states that you will exchange First American shares and fractional shares for cash "as soon as practicable" following the Exchange Agent's receipt of notice. You also indicate that no interest will be made on any cash payments "even if there is a delay in making the exchange…" Consistent with the requirements of Rule 14e-1(c), please revise to further clarify that you will promptly pay the consideration offered or return the securities tendered "promptly" after the termination of the offer or explain to us how the timing contemplated for the exchange of Class A shares for First American shares and/or cash is consistent with Rule 14e-1 (c).

"Conditions of the Offer…," page 45

6. We refer you to language in the paragraph immediately following the bullet points of general conditions on page 47. You define your ability to assert the conditions as an ongoing right that may be asserted at any time and from time to time. Such language suggests that conditions to the offer may be raised or asserted after expiration of the offer. Please be advised that all conditions to the offer, other than those subject to applicable law, must be satisfied or waived before the expiration of the offer. Please revise the disclosure to further clarify that all conditions, other than those subject to government approvals, will be satisfied or waived on or before expiration of the offer.

Financing of the Offer, page 45

7. Refer to Item 7 of Schedule TO and corresponding Item 1007 of Regulation M-A. Revise to identify the specific sources and total amount of funds and other consideration required to purchase the maximum amount of securities sought in the offer. Additionally, revise to provide disclosure required by Item 1007(b) of Regulation M-A.

Documents Incorporated by Reference, page 70

8. Schedule TO does not allow you to forward incorporate disclosure from subsequently filed periodic reports or documents. Please revise the disclosure under this heading to clarify that you will amend the Schedule TO and include updates, inclusive of updated periodic report filings. We refer you to General Instruction F of Schedule TO and your obligation under Rule 14d-3(b)(1) to amend the Schedule to reflect any material changes in the information previously filed.

*   *   *

As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filings or in response to our comments on your filings.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Laura Crotty at (202) 551-3563, Mellissa Duru, Special Counsel Office of Mergers and Acquisitions, at (202) 551-3757 or myself at (202) 551-3715 with any questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: Michelle Hodges
Gibson, Dunn & Crutcher LLP
3161 Michelson Drive
12th Floor
Irvine, CA 92612